UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  1)1

Builders FirstSource, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12008R107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO, IA

(1)  Includes 1,786,442 Shares held in client accounts for which SCM is the investment adviser.

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Bradley R. Kent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,367,140
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,367,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,367,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12008R107

1	NAME OF REPORTING PERSON Stadium Relative Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,580,698
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,580,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 12008R107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 29, 2009, SCM sent a letter (the “October Letter”) to the Board of the Issuer expressing its continuing concerns with both the recapitalization (the “Recapitalization”) recently announced in response to the proposal made by controlling stockholders, Warburg and JLL, and the ongoing governance of the Issuer.  In the October Letter, SCM stated that it is considering, among other things, intervening in the pending litigation and asserting objections to the potential settlement of shareholder lawsuits announced.

As expressed in the October Letter, SCM’s concerns regarding the Recapitalization and the Issuer’s governance include SCM’s belief that in spite of the various reasons cited in the Issuer’s October 23, 2009 announcement, the Issuer does not need to effect a recapitalization now, and certainly not on the terms outlined in the Recapitalization announcement.  SCM continues to be concerned regarding the unfair terms of the Recapitalization, including a Rights Offering price at $3.50 per share, which represents a discount of more than 50% to the average price of the Issuer’s stock for the 30 days prior to the initial Warburg/JLL announcement, and the current plan for the proceeds to be used by the Issuer to offer to repurchase or redeem the Issuer’s Notes, which would significantly benefit JLL and Warburg.  SCM also believes that the Recapitalization remains an extraordinary example of fiduciary conflicts and self-dealing by Warburg and JLL.  SCM continues to be concerned about the extraordinary conflicts of interest at the Issuer Board level, and believes that in order to restore stockholder confidence in the governance and fiduciary capabilities of the Issuer’s Board, the Board should be reconfigured to include at least two truly independent stockholder representatives.

The foregoing description of the October Letter is not complete and is qualified in its entirety by reference to its full text.  A copy of the October Letter is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

                Item 7 is hereby amended to add the following exhibit:

99.1         Letter, dated October 29, 2009, to the Board of Directors of Builders FirstSource, Inc.

CUSIP NO. 12008R107

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2009

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Bradley R Kent	/s/ Alexander M. Seaver
	Bradley R. Kent, Manager	ALEXANDER M. SEAVER

/s/ Bradley R Kent
BRADLEY R. KENT

STADIUM RELATIVE VALUE PARTNERS, L.P.

By:	Stadium Capital Management, LLC

	By:	/s/ Bradley R Kent
Bradley R Kent, Manager